Eiger Provides Positive Guidance

          Onlinetel subsidiary demonstrating positive trend-line growth

Toronto, Ontario, June 18, 2002 /Canada News Wire/ -- Eiger Technology TSE: AXA,
OTCBB: ETIFF) announced today that it is seeing positive trend-line growth from all divisions of Onlinetel, its wholly-owned VoIP communications subsidiary.

Since Onlinetel launched its residential and wholesale services, it has seen sequential week-over-week growth, particularly from its Carrier Business Services and 10-10-580 products. Eiger anticipates that this positive trend-line growth will result in Onlinetel being cash-flow positive during the next six weeks and will continue to grow its cash flow as marketing initiatives ramp up during the summer months.

Gerry Racicot, CEO of Eiger Technology commented, "Onlinetel has given us positive results in a very short time frame, thereby demonstrating tremendous resiliency in the Canadian Carrier Business Sector."

K-Tronik Public Offering Update - K-Tronik has filed its SB-2 registration statement with the United States Securities and Exchange Commission (SEC) and awaits initial comments regarding the registration statement. The anticipated listing date of K-Tronik continues to be the last fiscal quarter of 2002.

Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. Visit Eiger Technology, Inc's. Website at www.eigertechnology.com. For more information please contact, Roland
P. Austrup, Vice-President at (416) 216-8659.


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The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products,consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.